Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Earnings
Income from continuing operations before income taxes	$513	$572	$621	$1,085	$1,730
Fixed charges, excluding interest on deposits	133	157	230	290	527
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	646	729	851	1,375	2,257
Interest on deposits	40	76	475	116	1,086
Income from continuing operations before income taxes and fixed charges including interest on deposits	$686	$805	$1,326	$1,491	$3,343
Fixed charges
Interest expense, excluding interest on deposits	$105	$128	$201	$233	$470
One-third net rental expense (a)	28	29	29	57	57
Total fixed charges, excluding interest on deposits	133	157	230	290	527
Interest on deposits	40	76	475	116	1,086
Total fixed charges, including interests on deposits	$173	$233	$705	$406	$1,613
Earnings to fixed charges ratios
Excluding interest on deposits	4.85	4.64	3.70	4.73	4.28
Including interest on deposits	3.96	3.46	1.88	3.67	2.07

(a)	The proportion deemed representative of the interest factor.